

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

August 23, 2017

<u>Via E-Mail</u>
Elizabeth McGregor
Tahoe Resources Inc.
5310 Kietzke Lane, Suite 200
Reno, Nevada 89511

> **Re:** **Tahoe Resources Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2016**
> **Filed March 10, 2017**
> **File No. 001-35531**

Dear Ms. McGregor:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining